UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “D. Medical Enters US$10 Million Standby Equity Agreement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Enters US$10 Million Standby Equity Agreement

Tirat Carmel, Israel , April 17, 2011 – D. Medical Industries Ltd. (NASDAQ; TASE: DMED) ("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that it has signed an agreement for a standby equity purchase agreement ("SEDA") with YA Global Investments L.P. (“YA”), a fund managed by Yorkville Advisors, LLC ("Yorkville"), whereby D. Medical would have the option, at its sole discretion, to issue and sell up to US$10 million of its ordinary shares to YA over the course of 24 months (extendable for another US$10 million over a period of additional 24 months).

Under the SEDA, D. Medical would be able to sell, and YA would be obligated to buy, up to US$500,000 of D. Medical’s ordinary shares in any ten-day period. The ordinary shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period, subject to Tel-Aviv Stock Exchange Ltd. (“TASE”) limitations with respect to a minimum price. The SEDA would not prevent D. Medical from exploring and entering into other potential financing agreements.  The SEDA would also be subject to the effectiveness of a shelf prospectus in Israel (which is not expected to be filled prior to August 2011) and the rules and regulations of the Israeli Securities Authority and TASE. Under the SEDA, D. Medical undertook to pay YA a commitment fee of 2%.

“As we move forward with the process of transferring the manufacturing of all of our “Spring” branded products to China and prepare to introduce and promote them in various target markets – including the United States, Canada, Europe, Mexico and the BRIC countries of Brazil, Russia, India and China – the SEDA will provide D. Medical with the flexibility to draw capital in an amount and at the time of our choosing.  This will place the Company in a more comfortable position for pursuing our commercial development plans and provide a safety net to mitigate any uncertainties that may occur on our way to reaching our goals,” said Efri Argaman, D. Medical's Chief Executive Officer.

"We are excited to be investing in D. Medical, an exciting innovator in the insulin-delivery device market and leader in the Israeli medical device sector," said Dr. Michael J. Nowak, Managing Director and Head of the Healthcare Group at Yorkville

This press release does not constitute an offer to sell or a solicitation to buy D. Medical shares.  The securities described herein have not been and will not be registered with the U.S. Securities and Exchange Commission and may only be offered or sold in the United States in transactions that are exempt from the registration requirements of the U.S. Securities Act of 1933.

About Yorkville Advisors, LLC

Yorkville was founded in 2001 by Mark Angelo and specializes in providing flexible, innovative debt and equity investments and financing to publicly listed companies worldwide in a variety of sectors including healthcare, energy, mining, technology media & telecommunication (TMT), and shipping. Yorkville has a broad investment mandate and the flexibility to invest across many geographies as well as sectors. Yorkville tailors its financings according to each company's need and offers a mix of debt structures, bridge financings, asset backed loans and equity facilities. Yorkville's headquarters is in Jersey City, New Jersey, and has offices in Florida, London and Hong Kong. It also participates in joint ventures in Italy, Greece and Israel.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:
Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations
Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il